SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of	August	2021
Commission File Number	001-39298

Sprott Inc.
(Translation of registrant’s name into English)

Suite 2600, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management's Discussion & Analysis and Interim Condensed Consolidated Financial Statements for the three and sixth months ended June 30, 2021.
99.2	Chief Executive Officer Certification of Interim Filings, dated August 6, 2021.
99.3	Chief Financial Officer Certification of Interim Filings, dated August 6, 2021.
99.4	Press Release dated August 6, 2021

Exhibits 99.1 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 7, 2020 (File No. 333-242456).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Inc.
(Registrant)
Date:	August 6, 2021	By:	/s/ Kevin Hibbert
			Name:	Kevin Hibbert
			Title:	Senior Managing Director and Chief Financial Officer

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